Exhibit 1.02

CONFLICT MINERALS REPORT

For the Year Ended December 31, 2013

We have made statements in this conflict minerals report that may constitute forward-looking statements about our plans to take additional actions or to implement additional policies or procedures with respect to our due diligence efforts to determine the origin of tin, tantalum, tungsten and gold included in our products. We undertake no obligation to publically update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.

INTRODUCTION

Broadcom Corporation (“we,” “our” and “us”) has taken a number of steps to address concerns that minerals illegally mined from troubled regions in the Democratic Republic of the Congo (“DRC”) and adjoining countries may be funding armed conflict and contributing to serious human rights abuses and environmental damage. These steps include compliance with rules adopted by the U.S. Securities and Exchange Commission (“SEC”) pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”).

The SEC’s conflict minerals rules require certain issuers to publicly disclose information related to the use in their products of minerals originating in the DRC and the countries adjoining the DRC (“Covered Countries”). Adjoining countries are those countries that share an internationally recognized border with the DRC. According to the Dodd-Frank Act, these countries include the Central African Republic, South Sudan, Zambia, Angola, The Republic of Congo, Tanzania, Burundi, Rwanda and Uganda. The minerals currently subject to the SEC’s disclosure requirements are columbite-tantalite (coltan), cassiterite, wolframite and gold, and their derivatives, including tin, tantalum and tungsten. These minerals are referred to as “conflict minerals.”

BUSINESS OVERVIEW

Although over 95% of our revenue derives from the sale of integrated circuit products, we derive a small amount of revenue from building and selling reference platforms. These reference platforms represent prototypical system-level applications that include our integrated circuit products. These reference platforms are useful to demonstrate the features and functionality of our products and assist our customers in transitioning from initial prototype designs to final production releases.

Like all semiconductors, our products involve the use of tin, tantalum, tungsten, and gold (“3TG”). Each of these metals has specific electrical properties that are necessary to the functionality and production of our integrated circuit products and reference platforms. For example, these minerals are used in plating, solders, wires, electrodes and other components used in integrated circuits and reference platforms. We have a diverse product portfolio, which offers solutions for the home, the hand, and infrastructure.

We are a fabless semiconductor company. That means we depend on multiple third party foundry subcontractors to manufacture our integrated circuit products. We also subcontract other aspects of the manufacturing process, including assembly and packaging. This strategy means that we do not directly purchase the raw materials used in the manufacture of our products. As a result, we rely on information provided by our suppliers with respect to the use of 3TG in our products. We identified the suppliers in our integrated circuit products business that we believe manufacture products that contain 3TG.

As with our integrated circuit products, we also outsource the manufacture of reference platforms to third party suppliers. Further, the manufacture of reference platforms involves the use of third party components and materials – many more than the manufacture of our integrated circuits alone. We identified the suppliers in our reference platforms business that we believe manufacture products that contain 3TG.

REASONABLE COUNTRY OF ORIGIN INQUIRY

We conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any of the 3TG minerals (gold, tantalum, tin and tungsten) used in the manufacture of our integrated circuit or reference platform products may have originated in the Covered Countries. We engaged a consulting firm to assist in the collection and management of supplier information that would fulfill both the RCOI and due diligence requirements. Before engaging the consulting firm, we procured an independent assessment of that firm’s data collection, validation and management processes to verify that those processes were aligned with and supported the RCOI, as specified in the rule.

We requested conflict minerals data from all of our integrated circuit and reference platform suppliers. In addition, we requested conflict minerals data from suppliers that provide reference platform components specified but not directly purchased by us. Like most of the semiconductor industry, our suppliers have generally reported their conflict minerals data (and that from their own suppliers), including smelter identification, on the Conflict Minerals Reporting Templates provided by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”).

Based on preliminary information received from this process, we had reason to believe that some 3TG used in the manufacture of our products during the period may have originated in the Covered Countries. We therefore conducted supply chain due diligence on the source and chain of custody of the 3TG. We also had an independent assessment of our conflict minerals program conducted.

DUE DILIGENCE MEASURES

For the reporting period from January 1 to December 31, 2013, we conducted due diligence on the source and chain of custody of conflict minerals that were necessary to the functionality or production of the products that we manufactured on or after January 31, 2013. The due diligence was to ascertain whether 3TG originated in the Covered Countries and financed or benefited armed groups in those countries.

We designed our conflict minerals due diligence measures in accordance with the framework in the “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition), “ published by the Organization for Economic Cooperation and Development (“OECD”), and the related supplements for 3TG. The design of the due diligence measures includes provisions for each of the five steps in the OECD Due Diligence framework:

•	Establish strong company management systems

•	Identify and assess risks in the supply chain

•	Design and implement strategies to respond to identified risks

•	Carry out independent third-party audits of smelters and refiner’s due diligence practices

•	Report annually on supply chain due diligence.

Our due diligence efforts included the activities described below.

•	We adopted a Conflict Minerals Policy and published it on our external website. The policy expresses our concern that minerals mined from troubled regions in the Covered Countries may be funding violent factions, human rights abuses and environmental damage. The policy encourages our direct suppliers to purchase materials from smelters who are listed on the Conflict-Free Smelter Program Compliant Smelter List.

•	We used internal management systems and engaged internal and external resources to conduct our conflict minerals due diligence. We established a cross-function conflict minerals team (the “CM Team”). The CM Team was directed by senior management in Quality and IT who had authority for overall implementation of a conflict minerals program. The CM Team included sub-teams that addressed areas such as data and IT management systems, monitoring evolving CM management practices, and documentation. The CM team met at least monthly since its inception, and more often as needed. The CM Team provided updates to senior management via periodic updates to members of the Compliance Committee, executive leadership, and the Sustainability Steering Committee (which includes several members of senior management).

•	We engaged in and cooperated with industry-wide initiatives that work with suppliers, encourage involvement in programs to demonstrate conflict-free status and promote transparency in the supply chain. We are a member of EICC and the EICC-Global e-Sustainability Initiative’s (“EICC-GeSI”) Conflict Free Sourcing Initiative (“CFSI”). These organizations support information sharing on suppliers, including the identification and conflict-free status of 3TG smelters and refiners.

•	We conducted a training session for our suppliers. The session, provided by a contracted Conflict Minerals and IT/Data Management specialist, offered background on the SEC’s conflict minerals rules, industry resources and associations, our expectations, and guidance on how to complete EICC/GeSI Conflict Minerals Reporting Templates. Our supplier engagement also included outreach during data gathering and validation activities, helping suppliers identify and correct errors, inconsistencies, or problems with their Conflict Minerals Reporting Template submittals.

•	We reviewed items contracted for manufacture for those that would be likely to contain 3TG. We identified the suppliers who manufacture these parts. We requested that these suppliers complete and submit the EICC/GeSI Conflict Minerals Reporting Template, which includes fields to provide the identity of each smelter and refiner in the supply chain.

•	We also revised our standard terms of purchase to require all applicable suppliers to abide by the EICC Code of Conduct, including its conflict minerals provisions.

•	We relied upon the Conflict Free Sourcing Initiative as the reference mechanism for risk assessment of the 3TG supply chain. The Conflict Free Sourcing Initiative includes mechanisms to assess upstream sourcing and management of 3TG and evaluate risks of funding armed groups in Covered Countries. The Conflict Free Smelter Program (a component of the Conflict Free Sourcing Initiative) requires that smelters receive an independent audit evaluating the risk that the smelters’ activities support conflict. A smelter is placed on the Conflict Free Smelter list only upon achieving acceptable results of this audit.

•	We received responses from approximately 75% of suppliers from which we requested conflict minerals information, including responses from all of the suppliers surveyed in the integrated circuits business line, and from the majority of the suppliers surveyed in the reference platform business line.

•	The responses were subjected to a quality review process, whereby they were reviewed for reasonableness and suitability for supporting our conflict minerals determination and reporting. Where we noted obvious discrepancies or encountered problems with usability of the information, we contacted suppliers to correct or explain information in their submittals. We otherwise relied on the information that suppliers provided to us about the source of 3TG contained in their products.

•	The CM Team also identified issues that could suggest increased risk and identified smelters that had not yet participated in the Conflict-Free Smelter Program. We took steps to manage these risks via supplier outreach, where we encouraged suppliers to pursue conflict-free smelters in their own supply chain. We also encouraged 3TG smelters and refiners to mitigate risks through participation in the Conflict-Free Smelter Program.

•	The CM Team developed risk mitigation measures on a case-by-case basis and monitored progress at subsequent meetings. When risk mitigation measures did not meet CM Team expectations, the CM Team escalated items to senior members of the CM Team for additional support.

RESULTS OF DUE DILIGENCE PERFORMED

Based on the extent of data provided by our suppliers, we concluded that we are unable to determine the country of origin of 3TG in our supply chain in the reporting period.

Our conflict minerals report is publicly available at http://www.broadcom.com/global_citizenship/social_responsibility/.

RISK MITIGATION AND IMPROVED DUE DILIGENCE

We intend to take steps to improve due diligence and to further mitigate risk that necessary 3TG in our products could benefit armed groups in the Covered Countries. These steps include:

•	Adding a conflict minerals flow-down clause in new or renewed supplier contracts.

•	Requesting relevant 3TG information from suppliers as the standard information request content changes.

•	Continuing to participate in EICC and the Conflict-Free Smelter Program.

•	Offering and promoting supplier outreach.

•	Encouraging suppliers to move their sourcing of 3TG to smelters on the Conflict Free Smelter list.

•	Continuing to encourage our direct suppliers to purchase materials from smelters listed on the Conflict Free Smelter list.

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